United States securities and exchange commission logo





                             January 28, 2022

       Yi Duan
       Chief Executive Officer
       Fangdd Network Group Ltd.
       18/F, Unit B2, Kexing Science Park
       15 Keyuan Road, Technology Park
       Nanshan District, Shenzhen, 518057
       People   s Republic of China

                                                        Re: Fangdd Network
Group Ltd.
                                                            Form 20-F for the
year ended December 31, 2020
                                                            Filed on March 31,
2021
                                                            File no. 001-39109

       Dear Mr. Duan:

              We have reviewed your December 22, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 9, 2021 letter.

       Form 20-F for the year ended December 31, 2020

       Part I, page 1

   1. We note your response to our prior comment 2. Please further expand your disclosures at the outset of Part I to
also address whether your auditor is subject to the determinations announced by the PCAOB
on December 16, 2021 and whether and how the Holding
                                                        Foreign Companies
Accountable Act and related regulations will affect your company.
   2. We note your response to our prior comment 3. Please also refrain from using terms such
                                                        as    our consolidated
VIE    when describing activities or functions of the VIE. In that regard, please ensure
consistent references to the VIE throughout your filing.
 Yi Duan
Fangdd Network Group Ltd.
January 28, 2022
Page 2
Item 3. Key Information, page 4

3. We note your response to our prior comment 9 and your expanded disclosures related to the Accelerating Holding Foreign Companies Accountable Act. Similar to our comment number 1 above, please further expand your disclosures to address whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
D. Risk Factors, page 19

4. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before your securities may be prohibited from trading or delisted.
         Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
      You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at 202-551-3856 if you have any questions.



FirstName LastNameYi Duan                                    Sincerely,
Comapany NameFangdd Network Group Ltd.
                                                             Division of
Corporation Finance
January 28, 2022 Page 2                                      Office of Real
Estate & Construction
FirstName LastName